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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                  Amendment No. 2 to
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                         Delphi Information Systems, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                            (Title of Class of Securities)

                                      247171101
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                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                   (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                  January 7, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 pages

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CUSIP No.  247171101
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons
          Okabena Partnership K, a Minnesota General Partnership      41-1642281
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    (2)  Check the Appropriate Box if a Member of a Group
                                                           (a)       [   ]
                                                           (b)       [ X ]
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    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

          WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                      [   ]

          N/A
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    (6)  Citizenship or Place of Organization

          Minnesota
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              (7)  Sole Voting Power        3,000,000           shares
Number of
Shares Bene- -------------------------------------------------------------------
 ficially     (8)  Shared Voting Power      -0-                 shares
Owned by
Each Report- -------------------------------------------------------------------
 ing Person   (9)  Sole Dispositive Power   3,000,000           shares
  With
             -------------------------------------------------------------------
              (10) Shared Dispositive Power -0-                 shares

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    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         3,000,000 shares         See Item 5
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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
          N/A
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    (13) Percent of Class Represented by Amount in Row (11)
                                  9.2%
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    (14) Type of Reporting Person (See Instructions)

         PN



                                  Page 2 of  4 pages

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CUSIP No.  247171101


This Amendment No. 2 amends the original Schedule 13D Statement filed November 8, 1996 and Amendment No. 1 filed November 14, 1996.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended as follows:

         See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). According to the Issuer's Form 10-Q for the quarter ended September 30, 1996, at October 31, 1996 it had 30,713,168 shares outstanding. When adjusted for the 300,000 additional shares and 300,000 additional warrants acquired by the Reporting Person as reported herein and the previously reported warrants owned, all in accordance with Rule 13d-3(d)(1)(i), the calculation herein is based on 32,513,168 shares. The Reporting Person acquired 300,000 unregistered Units at $1.00 per Unit (each Unit consisting of one share of common stock and one warrant to purchase one additional share of common stock at $1.50 per share). The Units were purchased directly from the Issuer.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER

         Item 6 is amended as follows:

         The Issuer has agreed to file a registration statement under the Securities Act of 1933 covering the 300,000 shares of common stock and 300,000 shares of common stock underlying the warrants by using its reasonable efforts to cause such registration to become effective within 180 days after the first issuance of Units.






                                  Page 3 of 4 pages

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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 30, 1997                 OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:  /S/ GARY S. KOHLER
                                            ---------------------------------
                                            Gary S. Kohler, Vice President






                                  Page 4 of 4 pages